FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of May, 2005

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F       X                     Form 40-F
                    ----------                           ---------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                               No        X
                  ---------                          ---------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________________


         Contents:
                 1.  Press Release dated May 9, 2005

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, No. 333-61260 and No. 333-122248) and on Form F-3 (No.
333-7526 and No. 333-79005).


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                                    SIGNATURE


Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                   RADICA GAMES LIMITED


Date:     May 10, 2005                             /s/ Craig D. Storey
       ----------------------------                -----------------------------
                                                   Craig D. Storey
                                                   Chief Accounting Officer











                                       2

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                              RADICA GAMES LIMITED
                          REPORTS FIRST QUARTER PROFITS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
MAY 9, 2005                                          CHIEF EXECUTIVE OFFICER
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


HIGHLIGHTS:

o Q1 sales grew by 85% due to strong sales of 20Q and 21% growth in other product lines
o Earnings were 3 cents per diluted share compared to 6 cents loss per share in Q1 2004
o Operating expenses increased due to sales related variable expenses, timing of Easter advertising and the timing of certain development expenses
o Branded sales grew by 100% with US branded sales alone growing  by 114%


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the first quarter ended March 31, 2005. The Company reported a net profit for the quarter of $0.5 million or $0.03 per diluted share compared to a net loss of ($1.1) million or ($0.06) per diluted share in the first quarter of 2004.

Sales for the quarter increased by 85% to $22.5 million from $12.1 million due to exceptional sales of 20Q ($7.9 million for the quarter) plus growth of other product lines of 21%. Branded sales grew by 100% with U.S. branded sales increasing by 114% compared to the sales for the same period in 2004.

Radica's Chief Executive Officer, Pat Feely, said, "We are delighted with our first quarter results particularly in light of the soft results of most other companies in our industry. Q1 demonstrated a continuation of the sales momentum we experienced last fall with not only our 20Q product line but additionally in most areas of our business. Of particular note is the strength we are seeing from our newly introduced fourth version of the Girl Tech Password Journal as well as our lighted series of handheld games including casino and solitaire games. Our Play TV Legends line of retro plug and play games also performed well but only represented 13% of our sales for the quarter reflecting our lack of dependence on this category."

"The strong start on 2005 has also been reflected in our early bookings for the entire year. However, in looking at Q1 results it is important to remember that the quarter was influenced by the earlier timing of Easter as well as pipeline fill for 20Q resulting from our increased production capacity for 20Q. As a result of these factors and while it is too early to fully predict Q2, we believe that our second quarter results will be unlikely to exceed first quarter results. However, the outlook for the full year remains consistent with current Wall Street estimates," said Feely.

"I also want to comment today that our factory expansion is proceeding ahead of schedule. We have built ahead early in the year quantities of certain staple products to ensure that we have plenty of capacity for the fall

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season.  As a result,  we are in an excellent  position to respond to any upside late in the year and avoid extra outsourcing and air freight charges that plagued us last year. Dealing with growth is a real challenge and one we are prepared to meet as the year progresses," said Feely.

The following table shows the detailed revenue comparisons for the quarter by segment:

                                                 Three months ended March 31,
                                              ----------------------------------
Product Lines                                      2005               2004
-------------                                 ----------------   ---------------
(US$ in thousands)

Games and Youth Electronics Segment
Electronic Games and Toys                            $ 16,948            $ 6,512
Youth Electronics                                       2,446              1,978
Manufacturing Services                                  1,486              1,309
                                              ----------------   ---------------
                                                     $ 20,880            $ 9,799
                                              ----------------   ---------------
VGA Segment
Video Game Accessories                                $ 1,594            $ 1,992
Manufacturing Services                                      -                334
                                              ----------------   ---------------
                                                      $ 1,594            $ 2,326
                                              ----------------   ---------------

TOTAL                                                $ 22,474           $ 12,125
                                              ================   ===============


Gross profit margin for Q1 2005 was 38.8% compared to 42.4% in Q1 2004 due to the impact of the sales of lower margin Play TV Legends products in Q1 2005. Operating expenses increased to $8.3 million for the quarter from $6.3 million in Q1 2004. The increase was due to sales related variable expenses plus the impact of $0.5 million of advertising that due to an earlier Easter fell in Q1 this year. During the quarter, the Company also finalized discussions with Immersion Corporation (NASDAQ: IMMR) for use of its force feedback technology in video game accessories. This negotiation resulted in an agreement for the past and future royalties for a technology license. The expense related to the settlement of past royalties and related legal costs in the quarter was $250,000. Research and development costs were up from $0.9 million to $1.2 million due to costs related to the development of Play TV software.

At March 31, 2005 the Company had $38.1 million of cash and investment securities, and net assets of $91.1 million as compared to $40.1 million and $91.1 million, respectively, at December 31, 2004. There was no debt at March 31, 2005 and December 31, 2004. Inventories increased to $29.7 million from $26.8 million at December 31, 2004 reflecting the build up of 20Q and other staple models to help spread the production load for the year. Receivables decreased to $13.5 million from $18.4 million at December 31, 2004 due to normal seasonality.

On April 12, 2005, the Company declared a second quarter dividend of $0.045 per share, which was paid on April 29, 2005.


         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

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Radica Games Limited  (Radica) is a Bermuda company  headquartered  in Hong Kong
(NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada, the U.K. and Macau, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.
            -------------------



                                    -- END --

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS


(US dollars in thousands,                          Three months ended March 31,
                                                 -------------------------------
 except per share data)                               2005             2004
                                                 --------------   --------------
                                                   (unaudited)      (unaudited)
Revenues:
 Net sales                                            $ 22,474         $ 12,125
 Cost of goods sold
  (exclusive of items shown separately below)          (13,758)          (6,985)
                                                 --------------   --------------
 Gross profit                                            8,716            5,140
                                                 --------------   --------------

Operating expenses:
 Selling, general and administrative expenses           (6,659)          (4,989)
 Research and development                               (1,197)            (929)
 Depreciation and amortization                            (404)            (421)
                                                 --------------   --------------
  Total operating expenses                              (8,260)          (6,339)
                                                 --------------   --------------

Operating income (loss)                                    456           (1,199)

Net interest and other income                              219              231

Foreign currency loss, net                                 (25)             (28)
                                                 --------------   --------------

Profit (loss) before income taxes                          650             (996)

Provision for income taxes                                (155)            (116)
                                                 --------------   --------------

Net profit (loss)                                        $ 495         $ (1,112)
                                                 ==============   ==============

Net profit (loss) per share:

 Basic                                                  $ 0.03          $ (0.06)
                                                 ==============   ==============

 Diluted                                                $ 0.03          $ (0.06)
                                                 ==============   ==============

Weighted average number of common and common equivalent shares:

 Basic                                              18,860,682       18,570,938
                                                 ==============   ==============

 Diluted                                            19,571,477       18,570,938
                                                 ==============   ==============

Cash dividends declared per share
  (4.5 cents and 4 cents declared and paid for
  quarter ended March 31, 2005 and 2004,
  respectively)                                        $ 0.045          $ 0.040
                                                 ==============   ==============

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                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS


(US dollars in thousands,                          Three months ended March 31,
                                                 -------------------------------
 except per share data)                               2005             2004
                                                 --------------   --------------
                                                   (unaudited)
                                         ASSETS
Current assets:
 Cash and cash equivalents                            $ 25,660         $ 27,614
 Investment securities                                  12,419           12,456
 Accounts receivable, net of allowances for
  doubtful accounts of $141 ($148 as at
  December 31, 2004)                                    13,455           18,359
 Inventories                                            29,710           26,818
 Prepaid expenses and other current assets               3,969            3,374
 Income taxes receivable                                   168              168
 Deferred income taxes                                   1,953            1,850
                                                 --------------   --------------

  Total current assets                                  87,334           90,639

Property, plant and equipment, net                      12,015           11,480

Goodwill                                                 6,015            6,015

Other assets                                               849              854

Deferred income taxes, noncurrent                          715              953
                                                 --------------   --------------

Total assets                                         $ 106,928        $ 109,941
                                                 ==============   ==============

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                      $ 9,615         $ 11,840
 Accrued payroll and employee benefits                   1,299            1,486
 Accrued expenses                                        4,831            5,251
 Income taxes payable                                       98              287
                                                 --------------   --------------

  Total current liabilities                             15,843           18,864
                                                 --------------   --------------

  Total liabilities                                     15,843           18,864
                                                 --------------   --------------

Shareholders' equity:
 Common stock
  par value $0.01 each, 100,000,000 shares
  authorized, 18,991,146 shares outstanding
  (18,738,112 as at December 31, 2004)                     190              187
 Additional paid-in capital                              5,632            4,610
 Retained earnings                                      85,557           85,909
 Deferred compensation                                    (195)               -
 Accumulated other comprehensive (loss) income             (99)             371
                                                 --------------   --------------

  Total shareholders' equity                            91,085           91,077
                                                 --------------   --------------

  Total liabilities and shareholders' equity         $ 106,928        $ 109,941
                                                 ==============   ==============

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